June 6, 2025

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street, Suite 3210
Vancouver, BC
V6C 2X8

       Re: City Office REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-36409
Dear Anthony Maretic:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   James V. Davidson, Esq.